UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549




                           SCHEDULE 13G




            Under the Securities Exchange Act of 1934

                 (Amendment No.       7       )*


                           BLOUNT, INC.
                         (Name of Issuer)



         Class B Common Stock, par value $1.00 per share
                  (Title of Class of Securities)

                      CUSIP No. 095173 20 9
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 095173 20 9               13G                Page  2  of  5 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                WINTON M. BLOUNT
                Social Security No. ###-##-####


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                          (b) X


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America


                5       SOLE VOTING POWER
                                0 (See Item 5)


NUMBER OF
SHARES          6       SHARED VOTING POWER
BENEFICIALLY                    0 (See Item 5)
OWNED BY EACH
REPORTING
PERSON
WITH            7       SOLE DISPOSITIVE POWER
                                0 (See Item 5)



                8       SHARED DISPOSITIVE POWER
                                0 (See Item 5)


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0 (See Item 5)


10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*__



11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                0%


12      TYPE OF REPORTING PERSON*
                IN


                   *SEE INSTRUCTION BEFORE FILLING OUT!
Item 1.

    (a)  Name of Issuer:  Blount, Inc., a Delaware corporation

    (b)  Address of Issuer's Principal Executive Offices:

              4520 Executive Park Drive
              Montgomery, Alabama 36116


Item 2.

    (a)  Name of Person Filing:  Winton M. Blount

    (b)  Address of Principal Business Office or, if None, Residence:

              4520 Executive Park Drive
              Montgomery, Alabama 36116

    (c)  Citizenship:  United States of America

    (d)  Title of Class of Securities:  Class B Common Stock

    (e)  CUSIP No.:  095173 20 9


Item 3. If Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check the following:

         Not applicable.


Item 4.  Ownership.

         Not applicable.


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following _X_.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         Not applicable.

                            SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 13, 1995              /s/ Winton M. Blount
                                            Winton M. Blount